# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Atour Lifestyle Holdings Ltd, CIK 0001853717
CUSIP: 04965M106
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 1ST FLOOR, WUZHONG BUILDING, 618 WUZHONG ROAD, MINHANG DISTRICT, SHANGHAI, China (F4), 00000
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001738126

## Reporting persons
- OLP CAPITAL MANAGEMENT Ltd: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Hong Kong (K3); sole voting power 25,573,824; shared voting power 0; sole dispositive power 25,573,824; shared dispositive power 0; aggregate amount beneficially owned 25,573,824 (7.5% of the class)
  Comment: (1) The values in rows 5,7, and 9 - 25,573,824 Class A ordinary shares of Atour Lifestyle Holdings Limited (the Issuer) are represented by 8,524,608 American Depositary Shares (ADSs), each ADS representing three (3) Ordinary Shares.
  
  (2) The percentage in row 11 - The total number of outstanding Class A ordinary shares used to calculate the percentage of class ownership consists of 340,876,937 Class A ordinary shares (excluding the 6,602,585 Class A ordinary shares issued to the Issuer's depositary bank for bulk issuance of ADSs reserved for future share issuances upon the exercise or vesting of equity awards under the Issuer's Public Company Share Incentive Plan) as disclosed in the annual report on Form 20-F for the fiscal year ended December 31, 2024 filed by the Issuer with the SEC on April 25, 2025.
- Di Fan Shen: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Ontario Canada (A6); sole voting power 25,573,824; shared voting power 0; sole dispositive power 25,573,824; shared dispositive power 0; aggregate amount beneficially owned 25,573,824 (7.5% of the class)
  Comment: (1) The values in rows 5,7, and 9 - 25,573,824 Class A ordinary shares of Atour Lifestyle Holdings Limited (the Issuer) are represented by 8,524,608 American Depositary Shares (ADSs), each ADS representing three (3) Ordinary Shares.
  
  (2) The percentage in row 11 - The total number of outstanding Class A ordinary shares used to calculate the percentage of class ownership consists of 340,876,937 Class A ordinary shares (excluding the 6,602,585 Class A ordinary shares issued to the Issuer's depositary bank for bulk issuance of ADSs reserved for future share issuances upon the exercise or vesting of equity awards under the Issuer's Public Company Share Incentive Plan) as disclosed in the annual report on Form 20-F for the fiscal year ended December 31, 2024 filed by the Issuer with the SEC on April 25, 2025.
- Richard Li: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Ontario Canada (A6); sole voting power 25,573,824; shared voting power 0; sole dispositive power 25,573,824; shared dispositive power 0; aggregate amount beneficially owned 25,573,824 (7.5% of the class)
  Comment: (1) The values in rows 5,7, and 9 - 25,573,824 Class A ordinary shares of Atour Lifestyle Holdings Limited (the Issuer) are represented by 8,524,608 American Depositary Shares (ADSs), each ADS representing three (3) Ordinary Shares.
  
  (2) The percentage in row 11 - The total number of outstanding Class A ordinary shares used to calculate the percentage of class ownership consists of 340,876,937 Class A ordinary shares (excluding the 6,602,585 Class A ordinary shares issued to the Issuer's depositary bank for bulk issuance of ADSs reserved for future share issuances upon the exercise or vesting of equity awards under the Issuer's Public Company Share Incentive Plan) as disclosed in the annual report on Form 20-F for the fiscal year ended December 31, 2024 filed by the Issuer with the SEC on April 25, 2025.

## Item 1. Issuer
Name of issuer: Atour Lifestyle Holdings Ltd
Address of issuer's principal executive offices:
1ST FLOOR, WUZHONG BUILDING, 618 WUZHONG ROAD, MINHANG DISTRICT, SHANGHAI, CHINA
00000

## Item 2. Person Filing
Name of person filing: This joint statement on SCHEDULE 13G/A is being filed by Richard Li, Di Fan Shen and OLP Capital Management Limited, a Hong Kong private company (OLP and, together with Mr. Li and Mr. Shen, the Reporting Persons).
Address of principal business office or, if none, residence: The business address of each of the Reporting Persons is Unit 2430, 24/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong.
Citizenship: OLP is a private company organized under the laws of Hong Kong, and each of Mr. Li and Mr. Shen is a citizen of Canada.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 25,573,824
Percent of class: 7.50
Sole power to vote or to direct the vote:
OLP CAPITAL MANAGEMENT Ltd - 25,573,824

Di Fan Shen - 25,573,824

Richard Li - 25,573,824
Shared power to vote or to direct the vote:
OLP CAPITAL MANAGEMENT Ltd - 0

Di Fan Shen - 0

Richard Li - 0
Sole power to dispose or to direct the disposition:
OLP CAPITAL MANAGEMENT Ltd - 25,573,824

Di Fan Shen - 25,573,824

Richard Li - 25,573,824
Shared power to dispose or to direct the disposition:
OLP CAPITAL MANAGEMENT Ltd - 0

Di Fan Shen - 0

Richard Li - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 04965M 106 has been assigned to the American Depositary Shares ("ADSs") of the Issuer, which are quoted on the Nasdaq Global Select Market under the symbol "ATAT."Each ADS represents three Class A Ordinary Shares.

## Signatures
- OLP CAPITAL MANAGEMENT Ltd: Richard Li, Director (11/13/2025)
- Di Fan Shen: Di Fan Shen, Director (11/13/2025)
- Richard Li: Richard Li, Director (11/13/2025)